Exhibit 99.1

Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

Presented in United States dollars

ORLA MINING LTD.

Condensed Interim Consolidated Balance Sheets

(Unaudited - thousands of United States dollars)

As at	September 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	$132,757	$96,278
Trade and other receivables	377	365
Value added taxes recoverable (note 10)	6,769	8,659
Inventory (note 9)	28,571	22,446
Prepaid expenses	5,321	2,824
Restricted cash	—	2,290
	173,795	132,862
Restricted cash	1,008	1,142
Value added taxes recoverable (note 10)	5,172	5,229
Long term inventory (note 9)	5,245	4,096
Property, plant and equipment (note 11)	214,352	224,416
Exploration and evaluation properties (note 12)	242,743	242,743
Deferred tax asset	4,376	2,405
Other non-current assets	1,043	923
TOTAL ASSETS	$647,734	$613,816

LIABILITIES
Current liabilities
Trade payables and accrued liabilities (note 13)	$21,821	$19,675
Current portion of long term debt (note 14)	22,800	45,000
Taxes payable	15,104	33,102
	59,725	97,777
Lease obligations (note 15)	2,166	2,327
Long term debt (note 14)	113,350	100,795
Deferred revenue	8,053	7,500
Site closure provisions (note 16)	7,321	8,261
Other long term liabilities	409	172
TOTAL LIABILITIES	191,024	216,832

SHAREHOLDERS' EQUITY
Share capital (note 17)	473,518	445,316
Reserves	23,964	24,009
Accumulated other comprehensive loss	(1,446)	(1,583)
Accumulated deficit	(39,326)	(70,758)
TOTAL SHAREHOLDERS' EQUITY	456,710	396,984

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$647,734	$613,816

/s/ Jason Simpson	/s/ Elizabeth McGregor
Jason Simpson, Director	Elizabeth McGregor, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Income and Comprehensive Income

(Unaudited - thousands of United States dollars)

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
REVENUE (note 4)	$60,294	$49,030	$170,697	$136,472

COST OF SALES
Operating costs (note 5(a))	(16,039)	(11,973)	(41,289)	(32,115)
Depletion and depreciation (note 5(b))	(7,574)	(6,283)	(20,255)	(11,302)
Royalties (note 5(c))	(1,479)	(1,217)	(4,233)	(3,380)
	(25,092)	(19,473)	(65,777)	(46,797)

EARNINGS FROM MINING OPERATIONS	35,202	29,557	104,920	89,675

EXPLORATION AND EVALUATION EXPENSES (note 6)	(11,233)	(8,327)	(25,300)	(13,334)
GENERAL AND ADMINISTRATIVE EXPENSES (note 7)	(3,123)	(2,342)	(9,495)	(8,172)

OTHER
Interest income	1,484	274	3,804	1,208
Depreciation	(117)	(85)	(355)	(162)
Share based payments (note 19)	(656)	(518)	(2,569)	(1,921)
Interest and accretion expense (note 8)	(3,483)	(2,578)	(9,385)	(5,913)
Loss on extinguishment of credit facility (note 14(a))	(1,547)	—	(1,547)	(13,219)
Foreign exchange and other gain (loss)	1,207	3,846	(835)	4,911
	(3,112)	939	(10,887)	(15,096)

INCOME BEFORE TAXES	17,734	19,827	59,238	53,073
Income taxes (note 26)	(12,364)	(10,932)	(27,806)	(25,993)

INCOME FOR THE PERIOD	$5,370	$8,895	$31,432	$27,080

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may in future periods be reclassified to profit or loss:
Foreign currency differences arising on translation	76	(3,632)	137	(4,505)
TOTAL COMPREHENSIVE INCOME	$5,446	$5,263	$31,569	$22,575

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (note 18)
Basic (millions)	313.8	282.5	310.5	261.4
Diluted (millions)	331.5	296.7	328.9	283.1

EARNINGS PER SHARE (note 18)
Basic	$0.02	$0.03	$0.10	$0.10
Diluted	$0.02	$0.03	$0.10	$0.10

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited - thousands of United States dollars)

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
OPERATING ACTIVITIES
Income for the period	$5,370	$8,895	$31,432	$27,080
Adjustments for:
Interest and accretion expense (note 8)	3,483	2,578	9,385	5,913
Income tax expense	12,364	10,932	27,806	25,993
Income taxes paid	(8,094)	(1,252)	(47,203)	(2,113)
Payment of cash settled RSUs and DSUs	—	(326)	(466)	(2,049)
Adjustments for items not affecting cash:
Depreciation and depletion	7,691	7,081	20,610	13,710
Share based payments (note 19)	656	518	2,569	1,921
Unrealized foreign exchange loss (gain)	(1,437)	(3,212)	(2,143)	(3,833)
Extinguishment of credit facility	1,547	—	1,547	13,219
Other	210	13	609	63
Cash provided by operating activities before changes in non-cash working capital	21,790	25,227	44,146	79,904
Accounts receivable and prepaid expenses	(942)	(593)	(2,489)	(1,875)
Inventory	(1,067)	(3,570)	(5,029)	(10,761)
Valued added taxes	572	678	3,349	(3,804)
Trade payables and accrued liabilities	4,666	1,304	3,416	11
Cash provided by operating activities	25,019	23,046	43,393	63,475

INVESTING ACTIVITIES
Purchase of plant and equipment	(1,864)	(1,752)	(4,538)	(3,898)
Expenditures on mineral properties	(4,560)	—	(9,433)	(5,643)
Deposits and other payments on long term assets	47	(538)	(119)	(781)
Restricted cash and environmental bonding	147	(103)	2,424	(54)
Value added taxes received	—	5,813	—	18,434
Acquisition of Gold Standard, net of cash received	—	(1,226)	—	(1,226)
Cash provided by (used in) investing activities	(6,230)	2,194	(11,666)	6,832

FINANCING ACTIVITIES
Proceeds from issuance of common shares, net (note 17(b))	—	(196)	18,434	(196)
Proceeds from exercise of stock options and warrants	2,283	209	7,168	16,521
Repayment of the Newmont loan and the Camino Rojo project loan	—	—	—	(138,336)
Proceeds from Credit Facility, net of transaction costs (note 14(a))	113,350	—	113,350	128,134
Repayments of Credit Facility, net of transaction costs (note 14(a))	(113,350)	—	(124,450)	—
Interest paid	(2,142)	(1,887)	(9,094)	(6,509)
Lease payments	(285)	(103)	(715)	(358)
Cash provided by (used in) financing activities	(144)	(1,977)	4,693	(744)

Effects of exchange rate changes on cash	(418)	(858)	59	(931)

Net increase in cash	18,227	22,405	36,479	68,632
Cash, beginning of period	114,530	66,743	96,278	20,516
CASH, END OF PERIOD	$132,757	$89,148	$132,757	$89,148
Supplemental cash flow information (note 21)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - thousands of United States dollars)

	Common shares		Reserves
	Number of shares (thousands)	Amount	Share based payments reserve	Warrants reserve	Total	Accumulated Other Comprehensive Income (loss)	Accumulated deficit	Total
Balance at January 1, 2022	247,600	$269,198	$10,051	$19,255	$29,306	$2,441	$(116,528)	$184,417
Shares issued pursuant to acquisition of Gold Standard	43,689	149,363	—	—	—	—	—	149,363
Share issuance costs	—	(196)	—	—	—	—	—	(196)
Replacement options issued	—	—	1,647	—	1,647	—	—	1,647
Warrants exercised (note 17)	7,698	15,137	—	(2,067)	(2,067)	—	—	13,070
Options exercised (note 19)	3,237	6,315	(2,864)	—	(2,864)	—	—	3,451
RSUs redeemed (note 19)	36	138	(138)	—	(138)	—	—	—
RSUs settled in cash (note 19)	—	(1,320)	(403)	—	(403)	—	—	(1,723)
DSUs redeemed (note 19)	112	165	(165)	—	(165)	—	—	—
DSUs settled in cash (note 19)	—	(167)	(159)	—	(159)	—	—	(326)
Share based payments (note 19)	—	—	1,921	—	1,921	—	—	1,921
Income for the period	—	—	—	—	—	—	27,080	27,080
Other comprehensive loss	—	—	—	—	—	(4,505)	—	(4,505)
Balance at September 30, 2022	302,372	$438,633	$9,890	$17,188	$27,078	$(2,064)	$(89,448)	$374,199

Balance at January 1, 2023	305,809	$445,316	$9,897	$14,112	$24,009	$(1,583)	$(70,758)	$396,984
Shares issued pursuant to top up right, net (note 17(b))	3,987	18,434	—	—	—	—	—	18,434
Shares issued for property payments	62	242	—	—	—	—	—	242
Warrants exercised (note 17)	1,282	3,190	—	(343)	(343)	—	—	2,847
Options exercised (note 19)	3,223	6,108	(1,787)	—	(1,787)	—	—	4,321
RSUs redeemed (note 19)	58	228	(228)	—	(228)	—	—	—
Share based payments (note 19)	—	—	2,313	—	2,313	—	—	2,313
Income for the period	—	—	—	—	—	—	31,432	31,432
Other comprehensive income	—	—	—	—	—	137	—	137
Balance at September 30, 2023	314,421	$473,518	$10,195	$13,769	$23,964	$(1,446)	$(39,326)	$456,710

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

1.	CORPORATE INFORMATION AND NATURE OF OPERATIONS

Orla Mining Ltd. was incorporated in Alberta in 2007 and was continued into British Columbia in 2010 and subsequently into Ontario under the Business Corporations Act (Ontario) in 2014. In 2016, the Company was continued as a federal company under the Canada Business Corporations Act. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. The registered office of the Company is located at Suite 1010, 1075 West Georgia Street, Vancouver, Canada.

The Company is engaged in the acquisition, exploration, development, and exploitation of mineral properties, and holds the Camino Rojo gold and silver mine in Zacatecas State, Mexico, Cerro Quema gold project in Panama, and the South Railroad and Lewis gold projects in Nevada, USA.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. The Company declared commercial production at Camino Rojo, effective April 1, 2022.

2.	BASIS OF PREPARATION

(a)	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 «Interim Financial Reporting» and do not include all the information required for full annual financial statements.

The preparation of these condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These condensed interim consolidated financial statements are presented in United States dollars and include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated upon consolidation.

On November 13, 2023, the Board of Directors approved these condensed interim consolidated financial statements for issuance.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

3.	MATERIAL ACCOUNTING POLICY INFORMATION

These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the years ended December 31, 2022 and 2021.

We applied the same accounting policies in these condensed interim consolidated financial statements as those applied in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2022, except as noted herein. In preparing these condensed interim consolidated financial statements, the significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended December 31, 2022.

4.	REVENUE

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Gold	$59,671	$48,839	$169,175	$135,865
Silver	623	191	1,522	607
Revenue	$60,294	$49,030	$170,697	$136,472

Customer A	$19,225	$26,959	$49,062	$108,608
Customer B	2,889	21,240	57,311	21,240
Customer C	36,044	—	55,225	—
Others	2,136	831	9,099	6,624
Revenue	$60,294	$49,030	$170,697	$136,472

5.	COST OF SALES

(a)	OPERATING COSTS

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Mining and processing costs	$15,859	$11,774	$40,757	$31,416
Refining and transportation costs	180	199	532	699
	$16,039	$11,973	$41,289	$32,115

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	DEPLETION AND DEPRECIATION

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Depletion of producing mineral property	$2,507	$3,762	$8,486	$7,075
Depreciation of plant and equipment	5,067	2,521	11,769	4,227
Depletion and depreciation	$7,574	$6,283	$20,255	$11,302

(c)	ROYALTIES

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Camino Rojo Oxide 2% NSR royalty	$1,197	$979	$3,381	$2,700
Mexican 0.5% Extraordinary Mining Duty	282	238	852	680
	$1,479	$1,217	$4,233	$3,380

6.	EXPLORATION AND EVALUATION EXPENSES

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Camino Rojo	$2,645	$3,479	$6,636	$5,734
Nevada (South Railroad, Lewis and Monitor Gold)	7,920	2,309	13,358	2,309
Cerro Quema	494	2,353	4,899	4,796
Other	174	186	407	495
	$11,233	$8,327	$25,300	$13,334

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

7.	GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Office and administrative	$929	$769	$2,473	$2,116
Professional fees	550	357	1,463	1,682
Regulatory and transfer agent	37	44	433	284
Salaries and benefits	1,607	1,172	5,126	4,090
	$3,123	$2,342	$9,495	$8,172

8.	INTEREST AND ACCRETION EXPENSE

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Interest (note 8(a))	$3,264	$2,322	$8,610	$4,694
Accretion (note 8(b))	219	256	775	1,219
Interest and accretion expense	$3,483	$2,578	$9,385	$5,913

(a)	INTEREST EXPENSE

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Credit Facility (note 14(a))	$2,321	1,761	$6,898	2,722
Fresnillo obligation (note 14(b))	292	483	868	966
Project loan	—	—	—	869
Interest expense on leases (note 15)	37	21	118	41
Deferred revenue	553	—	553	—
Other	61	57	173	96
	$3,264	$2,322	$8,610	$4,694

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	ACCRETION EXPENSE

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Credit Facility (note 14(a))	$77	$138	$369	$244
Accretion of site closure provisions (note 16)	142	118	406	348
Newmont loan	—	—	—	366
Project loan	—	—	—	261
	219	256	775	1,219

9.	INVENTORY

	September 30, 2023	December 31, 2022
Current
Stockpiled ore	$748	$1,869
In-process inventory	22,524	15,961
Finished goods inventory	1,333	1,406
Materials and supplies	3,966	3,210
Inventory – current	$28,571	$22,446

Long term
Stockpiled low grade ore	$5,245	$4,096

Long term inventory consists of stockpiled ore that is not expected to be processed within 12 months.

Included within inventory at September 30, 2023 is $9.2 million of depreciation and depletion (December 31, 2022 — $6.3 million).

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

10.	VALUE ADDED TAXES RECOVERABLE

	September 30, 2023	December 31, 2022
Current portion	$6,769	$8,659
Long term portion	5,172	5,229
	$11,941	$13,888

Value added taxes (“IVA”) paid in Mexico are fully recoverable. However, IVA recovery returns in Mexico are subject to complex filing requirements and detailed audit or review by the fiscal authorities. Consequently, the timing of receipt of refunds is uncertain. We have used judgement in classifying the current and non-current portions of our Mexican VAT receivables. Factors that we considered include (i) the regularity of payments received, (ii) discussions with and communications from the Mexican tax authorities with respect to specific claims, and (iii) the expected length of time for refunds in accordance with Mexico’s regulations.

At September 30, 2023, approximately 86 million Mexican pesos ($4.9 million) (December 31, 2022 —approximately 86 million Mexican pesos ($4.4 million)) were under dispute with the taxation authorities. This amount is included within long term value added taxes recoverable.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

11.	PROPERTY, PLANT AND EQUIPMENT

Our operating property is the Camino Rojo Oxide Gold Mine in Mexico and constitute substantially all our buildings, and machinery and equipment.

	Producing mineral property	Buildings	Machinery and equipment	Other assets	Other right of use assets	Construction in progress	Total
Cost
At January 1, 2022	$—	$66	$5,238	$1,261	$2,119	$—	$8,684
Additions	6,616	1,788	3,272	666	2,300	—	14,642
Transfer from construction	127,002	58,869	36,684	608	—	—	223,163
Reclassification of capitalized interest	(19,020)	11,585	7,341	94	—	—	—
Change in site closure provision (note 16)	1,155	(300)	(190)	—	—	—	665
Leased assets derecognized	—	—	—	—	(215)	—	(215)
Due to changes in exchange rates	—	—	—	(9)	(44)	—	(53)
At December 31, 2022	115,753	72,008	52,345	2,620	4,160	—	246,886
Net additions	9,433	78	1,877	738	416	1,843	14,385
Change in site closure provision (note 16)	(273)	(927)	(593)	—	—	—	(1,793)
Due to changes in exchange rates	—	—	1	1	2	—	4
At September 30, 2023	$124,913	$71,159	$53,630	$3,359	$4,578	$1,843	$259,482

Accumulated depreciation
At January 1, 2022	—	6	350	288	405	—	1,049
Depletion and depreciation	9,641	6,280	4,541	421	764	—	21,647
Leased assets derecognized	—	—	—	—	(215)	—	(215)
Due to changes in exchange rates	—	—	—	(4)	(7)	—	(11)
At December 31, 2022	$9,641	$6,286	$4,891	$705	$947	$—	$22,470
Depletion and depreciation	9,356	7,124	5,009	389	782	—	22,660
At September 30, 2023	$18,997	$13,410	$9,900	$1,094	$1,729	$—	$45,130

Net book value
At December 31, 2022	$106,112	$65,722	$47,454	$1,915	$3,213	$—	$224,416
At September 30, 2023	$105,916	$57,749	$43,730	$2,265	$2,849	$1,843	$214,352

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

12.	EXPLORATION AND EVALUATION PROPERTIES

Our exploration and evaluation properties consist of the Cerro Quema Project in Panama and the Nevada projects (South Railroad, Lewis and Monitor Gold projects in Nevada, United States).

Acquisition costs	Nevada projects	Cerro Quema	Total
As at September 30, 2023 and December 31, 2022	$160,314	$82,429	$242,743

13.	TRADE PAYABLES AND ACCRUED LIABILITIES

	September 30, 2023	December 31, 2022
Trade payables	$4,565	$6,707
Goods or services received awaiting vendor invoices	6,912	3,139
Payroll related	6,117	3,380
Royalties payable	2,021	2,119
Current portion of lease obligations (note 15)	958	846
Accrued interest on Credit Facility (note 14(a))	580	1,660
RSUs expected to be cash settled (note 19(b))	—	352
Other	668	1,472
	$21,821	$19,675

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

14.	DEBT

	September 30, 2023
	Current	Long term	Total
2023 Revolving Facility (note 14(a))	$—	$113,350	$113,350
Fresnillo obligation (note 14(b))	22,800	—	22,800
	$22,800	$113,350	$136,150

	December 31, 2022
	Current	Long term	Total
2022 Credit Facility (note 14(a))	$22,200	$100,795	$122,995
Fresnillo obligation (note 14(b))	22,800	—	22,800
	$45,000	$100,795	$145,795

(a)	CREDIT FACILITY

On April 28, 2022, the Company entered into a credit facility (the “2022 Credit Facility”) consisting of a $100 million term facility and a $50 million revolving facility through a syndicate of lenders. The Credit Facility consisted of two parts, namely (1) a $100 million term facility with a five-year term, repayable in 18 equal quarterly instalments, and (2) a $50 million revolving facility. The revolving facility had a three-year term.

On August 28, 2023, the term facility was extinguished in its entirety and the amounts due thereunder were transferred to a new $150 million revolving facility (the “2023 Revolving Facility”). The 2023 Revolving Facility has a four-year term maturing on August 28, 2027, with an option to increase this facility to $200 million, subject to certain conditions.

As a result of this change in the Company’s debt, we wrote off $1,088,000 of unamortized transaction costs of the 2022 Credit Facility and expensed $459,000 in costs and fees.

The applicable interest rate for the 2023 Revolving Facility is based on the term Secured Overnight Financing Rate (“SOFR”) plus an applicable margin ranging from 2.50% to 3.75% based on the Company’s leverage ratio at the end of each fiscal quarter.

	Three months ended September 30		Nine months ended September 30
Average interest rate paid on the 2023 Revolving Facility	2023	2022	2023	2022
Rate per annum	7.9%	N/A	7.9%	N/A

The 2023 Revolving Facility is secured by the Company’s present and future assets, property and all proceeds thereof other than present and future assets owned by Minera Cerro Quema, which is excluded from the collateral. The 2023 Revolving Facility is subject to certain covenants – refer to note 23(c) for details. The Company may prepay all or any portion of the amounts owed under the 2023 Revolving Facility without penalty.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	2022 Credit Facility - term portion	2022 Credit Facility – revolving portion	2023 Revolving Facility	Total
At December 31, 2022	$93,338	$29,657	$—	$122,995
Interest expense during the period	4,527	1,522	849	6,898
Accretion during the period	283	86	—	369
Interest paid during the period	(5,270)	(1,910)	(799)	(7,979)
Principal repayments during the period	(94,450)	(30,000)	—	(124,450)
Converted to revolving facility	—	—	113,350	113,350
Expensed upon conversion to revolving facility	829	258	—	1,087
Reallocated to accrued interest payable	743	387	(50)	1,080
At September 30, 2023	$—	$—	$113,350	$113,350

Current	—	—	—	—
Non-current	—	—	113,350	113,350
	$—	$—	$113,350	$113,350

A standby fee is payable on the undrawn portion of the 2023 Revolving Facility. The standby fee is charged at 0.56% to 0.84% depending on the leverage ratio. At September 30, 2023, the undrawn amount was $36,650,000.

Subsequent to the reporting period, the Company made a principal repayment of $25,000,000 on the 2023 Revolving Facility.

(b)	FRESNILLO OBLIGATION

Pursuant to the terms of the Layback Agreement, we agreed to pay Fresnillo total cash consideration of $62.8 million through the following staged payment schedule:

i.	$25.0 million upon closing of the transaction (paid);
ii.	$15.0 million on December 1, 2022 (paid); and
iii.	$22.8 million on December 1, 2023

The amounts payable bear interest at 5% per annum, payable quarterly. To March 31, 2022, we capitalized the interest on this loan to “Mineral properties”. On April 1, 2022, we commenced commercial production at the Camino Rojo Oxide Gold Mine and began to expense the interest on this obligation.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	Nine months ended September 30, 2023	Year ended December 31, 2022
Beginning of period	$22,800	$37,800
Interest capitalized during the period	—	473
Interest expense during the period (note 8)	868	1,383
Cash interest paid	(868)	(1,856)
Principal repaid	—	(15,000)
End of period	$22,800	$22,800

15.	LEASE OBLIGATIONS

The Company has lease contracts for mining equipment, vehicles and buildings. Leases of mining equipment have lease terms of five years, while vehicles and buildings generally have lease terms between three and five years.

(a)	LEASE OBLIGATIONS

	Nine months ended September 30, 2023	Year ended December 31, 2022
Beginning of year	$3,173	$1,401
Additions	533	2,300
Interest expense	118	87
Lease payments	(833)	(661)
Due to changes in exchange rates	133	46
End of period	$3,124	$3,173

Current	$958	$846
Non-current	2,166	2,327
	$3,124	$3,173

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	LEASE EXPENSES RECOGNIZED

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Interest on lease liabilities	$37	$21	$118	$41
Variable lease payments not included in the measurement of lease liabilities	3,333	4,706	9,917	11,258
Expenses relating to short-term leases	57	89	176	131
Expenses relating to leases of low-value assets, excluding short-term leases	3	17	67	56
	$3,430	$4,833	$10,278	$11,486

16.	SITE CLOSURE PROVISIONS

	Camino Rojo	Cerro Quema Project	Nevada projects	Total
At December 31, 2021	$5,117	$343	$—	$5,460
Acquisition of Gold Standard	—	—	1,603	1,603
Changes in cost estimates	351	—	—	351
Change in estimated cash flows resulting from current activities	427	—	—	427
Remediation activities conducted during the period	(88)	—	—	(88)
Accretion during the period (note 8)	494	—	14	508
At December 31, 2022	6,301	343	1,617	8,261
Changes in cost estimates	(1,710)	—	364	(1,346)
Accretion during the period (note 8)	394	—	12	406
At September 30, 2023	$4,985	$343	$1,993	$7,321

	Camino Rojo	Cerro Quema Project	Nevada projects
Estimated settlement dates	2033 to 2047		2034

Undiscounted risk-adjusted cash flows	$9,873	$343	$2,253
Inflation rate	3.8%	—	2.5%
Discount rate	9.5%	—	3.6%

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

17.	SHARE CAPITAL

(a)	AUTHORIZED SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b)	ISSUED SHARE CAPITAL

On May 11, 2023, pursuant to the Investor Rights Agreement between Agnico Eagle Mines Limited (“Agnico Eagle”) and the Company, Agnico Eagle partially exercised its top-up right and subscribed for 3,987,241 common shares of the Company at a price of C$6.27 per common share, for proceeds of C$25,000,000 ($18,551,000). The Company incurred transaction costs of C$156,000 ($117,000).

In accordance with the Investor Rights Agreement, Agnico Eagle’s top-up right was triggered as a result of its percentage ownership in the Company’s common shares being diluted by at least 1% due to the exercise or settlement of convertible securities of the Company.

(c)	WARRANTS

The following summarizes information about the number of warrants outstanding during the period.

Expiry date	Exercise price		December 31, 2022		Exercised		Expired		September 30, 2023
December 18, 2026	C$	3.00		29,545,000		(1,281,800)		—		28,263,200

Weighted average exercise price			C$	3.00	C$	3.00	C$	—	C$	3.00

Subsequent to the reporting period, the Company issued 10,000 common shares for proceeds of C$30,000 ($22,000) pursuant to the exercise of warrants.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

18.	EARNINGS PER SHARE

Earnings per share has been calculated using the weighted average number of common shares outstanding for the three months ended September 30, 2023 and 2022 as follows:

(a)	BASIC

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Income for the period	$5,370	$8,895	$31,432	$27,080
Weighted average number of common shares (thousands)	313,817	282,476	310,462	261,364
Basic earnings per share	$0.02	$0.03	$0.10	$0.10

(b)	DILUTED

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Income for the period	$5,370	$8,895	$31,432	$27,080

Weighted average number of common shares (thousands)	313,817	282,476	310,462	261,364
Dilutive potential ordinary shares
Warrants	14,181	9,441	14,181	15,320
Options	2,027	3,526	2,788	4,819
RSUs	311	224	336	386
DSUs	677	572	634	682
Bonus shares	500	500	500	500
Weighted average number of ordinary shares	331,513	296,739	328,901	283,071

Diluted earnings per share	$0.02	$0.03	$0.10	$0.10

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

19.	SHARE-BASED PAYMENTS

The Company has five different forms of share-based payments for eligible recipients – stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), performance share units (“PSUs”), and bonus shares. The bonus shares have fully vested but have not yet been issued.

	Three months ended September 30		Nine months ended September 30
Share-based payments expense	2023	2022	2023	2022
Stock options (note 19(a))	$298	$335	$1,018	$1,083
Restricted share units (note 19(b))	307	183	858	530
Deferred share units (note 19(c))	—	—	550	308
Performance share units (note 19(d))	51	—	143	—
Share based payments expense	$656	$518	$2,569	$1,921

(a)	STOCK OPTIONS

Stock options granted by the Company prior to 2022 typically had a five-year life, with one third each vesting on grant date, and one year and two years after grant date. Commencing in 2022, stock options granted by the Company have a five-year life, with one third each vesting one, two, and three years after grant date.

Stock options of Gold Standard Ventures Inc. (“Gold Standard”) that were outstanding at the acquisition date of August 12, 2022 were exchanged for options to acquire common shares of Orla (“Replacement Options”), resulting in the issuance of 1,758,334 Replacement Options, which are exercisable until their original expiry dates. For those individuals who did not continue on with Orla, the expiry date is capped at August 12, 2024.

	Nine months ended September 30
	2023			2022
Stock options outstanding	Number	Weighted average exercise price		Number	Weighted average exercise price
Outstanding, January 1	9,178,889	C$	3.71	9,900,874	C$	1.86
Replacement options	—		—	1,758,334		8.43
Granted	457,260		6.57	1,000,660		5.66
Exercised	(3,222,960)		1.81	(3,237,319)		1.36
Expired, forfeited or cancelled	(246,644)		13.14	(83,814)		16.81
Outstanding, September 30	6,166,545	C$	4.54	9,338,735	C$	3.55

Vested, September 30	4,842,167	C$	4.18	8,120,781	C$	3.26

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The stock options granted during the nine months ended September 30, 2023 had a grant date fair value of C$1.4 million ($1.0 million) using the following weighted average assumptions:

•	Share prices at grant dates – C$6.58 and C$6.07, expected volatility 50%, expected life - 5 years, risk free interest rate 3.0% and expected dividends – nil.

(b)	RESTRICTED SHARE UNITS

Restricted Share Units (“RSU’s) awarded by the Company typically vest one-third each one, two, and three years after award date.

	Nine months ended September 30
Number of RSUs outstanding:	2023	2022
Outstanding, January 1	443,267	707,840
Awarded	295,429	172,301
Vested and settled	(152,203)	(402,430)
Forfeitures during the period	—	(34,444)
Outstanding, September 30	586,493	443,267

		Number vesting in the year
Number of RSUs outstanding:	Total	2022	2023	2024	2025	2026
Outstanding, September 30, 2022	443,267	41,865	220,873	126,812	53,717	—
Outstanding, September 30, 2023	586,493	N/A	—	335,811	152,193	98,489

Restricted Share Units (“RSUs”) are valued based on the closing price of the Company’s common shares on the trading day immediately prior to award. Certain RSUs may be settled in cash at the option of the Company.

During the nine months ended September 30, 2023, the Company elected to settle 94,063 RSUs in cash for $0.5 million (nine months ended September 30, 2022 — 365,935 RSUs cash-settled for $1.7 million).

(c)	DEFERRED SHARE UNITS

Deferred Share Units (“DSUs”) are awarded by the Company to directors. These DSUs vest immediately but are not settled until the end of the director’s tenure. They may be settled in cash or common shares at the option of the Company. DSUs are valued using the closing price of the Company’s common shares immediately prior to award.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	Nine months ended September 30
Number of DSUs outstanding:	2023	2022
Outstanding, January 1	559,725	707,028
Awarded and vested immediately	117,265	69,290
Settled during the period	—	(216,593)
Outstanding, September 30	676,990	559,725

Vested, September 30	676,990	559,725

(d)	PERFORMANCE SHARE UNITS

In March 2023, the Board of Directors approved a performance share unit (“PSUs”) plan for certain officers of the Company. The PSUs cliff vest after three years and are settled in cash. The cash payment upon vesting will be based on the number of PSUs, multiplied by the five-day volume weighted average price of the Company’s shares upon vesting, which is then multiplied by a “performance percentage”. The performance percentage ranges from 0% to 200% based on the Company’s total shareholder return compared to a peer group, consisting of the constituents of the S&P/TSX Global Gold Index.

We recognize share-based compensation expense related to these PSUs over the vesting period. We adjust the amount recognized at each reporting period to reflect changes in quoted market values of the Company and the peer group, the lapsed portion of the vesting period, the number of PSUs expected to vest, and the expected performance percentage.

On March 27, 2023, the Company issued a total of 198,737 PSUs with an estimated aggregate grant date fair value of $1.27 million.

	Nine months ended September 30
Number of PSUs outstanding:	2023	2022
Outstanding, January 1	—	—
Granted during the period	198,737	—
Outstanding, September 30	198,737	—

Vested, September 30	—	—

(e)	BONUS SHARES

During 2017, the Board of Directors awarded 500,000 common shares to the non-executive Chairman of the Company as bonus shares. The bonus shares were subject to a vesting period from June 19, 2017, to June 18, 2020 (the “Eligibility Period”). Although the bonus shares have vested, they will become issuable (1) when the non-executive Chairman ceases to act as a director of the Company, or (2) upon a change of control of the Company.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

20.	RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related party	Nature of the relationship
Key management personnel	Key management personnel are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, Chief Sustainability Officer, the Senior Vice President Exploration, and members of the Board of Directors of the Company.

(a)	KEY MANAGEMENT PERSONNEL

Compensation to key management personnel was as follows:

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Salaries and short term incentives	$387	$331	$3,062	$3,553
Directors’ fees	98	69	265	226
Share based payments	193	396	1,510	1,582
	$678	$796	$4,837	$5,361

(b)	TRANSACTIONS

The Company had no other material transactions with related parties other than key management personnel during the nine months ended September 30, 2023, and 2022.

(c)	OUTSTANDING BALANCES AT THE REPORTING DATE

At September 30, 2023, estimated accrued short term incentive compensation totaled $1.0 million and is included in accrued liabilities (December 31, 2022 – $1.1 million).

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

21.	SUPPLEMENTAL CASH FLOW INFORMATION

(a)	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consists of bank current accounts and cash on hand.

(b)	NON-CASH INVESTING AND FINANCING ACTIVITIES

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Financing activities
Stock options exercised, credited to share capital with an offset to reserves	$506	$89	$1,787	$2,863
Warrants exercised, credited to share capital with an offset to reserves	113	—	343	2,067
Common shares issued on maturity of RSUs, credited to share capital with an offset to reserves	—	—	228	541
Common shares issued on maturity of DSUs, credited to share capital with an offset to reserves	—	—	—	324

Investing activities
Common shares issued pursuant to the acquisition of Gold Standard, credited to share capital with an offset to the assets acquired and liabilities assumed	—	149,363	—	149,363
Replacement options issued pursuant to the acquisition of Gold Standard, credited to reserves with an offset to the assets acquired and liabilities assumed	—	1,647	—	1,647
Initial recognition of right of use assets, with an offset to lease obligation	533	1,746	533	1,825
Marketable securities adjustment included in account receivable with an offset to other gains	—	8	(3)	10

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

22.	SEGMENT INFORMATION

(a)	REPORTABLE SEGMENTS

The operating and reportable segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions. These operating segments are (1) the Mexican project, (2) the Panamanian project, (3) the Nevada projects and (4) the corporate office. The operating segments other than corporate office are each managed by a dedicated General Manager and management team. The corporate office oversees the plans and activities of early stage exploration projects.

(b)	GEOGRAPHIC SEGMENTS

We conduct our activities in four geographic areas: Mexico, Panama, Nevada USA, and Canada (Corporate).

(i)	Income (loss) for the period by segment

Nine months ended September 30, 2023	Mexico	Panama	Nevada	Corporate	Total
Revenue (note 4)	$170,505	$—	$—	$192	$170,697
Cost of sales	(65,708)	—	—	(69)	(65,777)
Earnings from mining operations	104,797	—	—	123	104,920
Exploration and evaluation expenses (note 6)	(6,636)	(4,899)	(13,358)	(407)	(25,300)
General and administrative expenses (note 7)	—	—	—	(9,495)	(9,495)
Interest income	3,001	—	—	803	3,804
Depreciation	(42)	(12)	(101)	(200)	(355)
Share based payments (note 19)	(124)	(63)	(246)	(2,136)	(2,569)
Interest and accretion expense	(1,313)	—	(641)	(7,431)	(9,385)
Loss on extinguishment of credit facility	—	—	—	(1,547)	(1,547)
Foreign exchange and other gain (loss)	(787)	—	—	(48)	(835)
Income taxes	(26,530)	—	—	(1,276)	(27,806)
Income (loss) for the period	$72,366	$(4,974)	$(14,346)	$(21,614)	$31,432

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Nine months ended September 30, 2022	Mexico	Panama	USA	Corporate	Total
Revenue (note 4)	$136,472	$—	$—	$—	$136,472
Cost of sales	(46,797)	—	—	—	(46,797)
Earnings from mining operations	89,675	—	—	—	89,675
Exploration and evaluation expenses (note 6)	(5,734)	(4,796)	(2,486)	(318)	(13,334)
General and administrative expenses (note 7)	—	—	—	(8,172)	(8,172)
Interest income	1,068	—	—	140	1,208
Depreciation	(11)	(12)	(14)	(125)	(162)
Share based payments (note 19)	(26)	(52)	—	(1,843)	(1,921)
Interest and accretion expense	(1,718)	—	(8)	(4,187)	(5,913)
Loss on extinguishment of credit facility	—	—	—	(13,219)	(13,219)
Foreign exchange and other gain (loss)	772	—	37	4,102	4,911
Income taxes	(23,880)	—	—	(2,113)	(25,993)
Income (loss) for the period	$60,146	$(4,860)	$(2,471)	$(25,735)	$27,080

(ii)	Assets by segment

At September 30, 2023	Mexico	Panama	Nevada	Corporate	Total
Property, plant and equipment	$212,887	$28	$561	$876	$214,352
Exploration and evaluation properties	—	82,429	160,314	—	242,743
Total assets	342,325	83,371	160,698	61,340	647,734

At December 31, 2022	Mexico	Panama	Nevada	Corporate	Total
Property, plant and equipment	$222,767	$39	$577	$1,033	$224,416
Exploration and evaluation properties	—	82,429	160,314	—	242,743
Total assets	348,390	83,291	163,857	18,278	613,816

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

23.	CAPITAL MANAGEMENT

(a)	OBJECTIVES

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the exploration, evaluation, development, and exploitation of our mineral properties and to maintain a flexible capital structure.

We manage our capital structure and adjust it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the Company’s capital structure, we may issue new shares, take on additional debt or repay outstanding debt, or acquire or dispose of assets. We currently do not pay regular dividends.

Our ability to carry out our long range strategic objectives in future periods depends on our ability to generate positive cash flows from our mining operations and to raise financing from lenders, shareholders, and new investors. We regularly review and consider financing alternatives to fund the Company’s ongoing operational, exploration and development activities.

(b)	INVESTMENT POLICY

Our investment policy is to invest the Company’s excess cash in low-risk financial instruments such as demand deposits and savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and can marginally increase these resources with low risk through the yields on these investments. Our financial instruments are exposed to certain financial risks, which include currency risk, credit risk, and liquidity risk.

(c)	CREDIT FACILITY

On April 28, 2022, the Company entered into the 2022 Credit Facility consisting of a $100 million term facility and a $50 million revolving facility.

On August 28, 2023, the Company amended the 2022 Credit Facility, entering into the 2023 Revolving Facility, consisting of a $150 million revolving facility pursuant to which we had drawn $113.4 million as of September 30, 2023. The 2023 Revolving Facility includes covenants customary for a facility of this nature, including compliance with customary restrictive covenants and financial covenants related to maintaining a leverage ratio at less than or equal to 3.50, an interest service coverage ratio at greater than or equal to 4, a tangible net worth greater than or equal to $278.6 million, and minimum liquidity in an amount greater than or equal to $15 million. The Company is prohibited from declaring, paying or setting aside for payment any dividends unless certain financial covenants and ratios are met.

As at September 30, 2023, the Company was in compliance with all covenants.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

24.	FINANCIAL INSTRUMENTS

(a)	FAIR VALUE HIERARCHY

To provide an indication of the reliability of the inputs used in determining fair value, we classify our financial instruments into the three levels prescribed by the accounting standards.

Level 1	The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted (unadjusted) market prices as at the reporting date. The quoted market price used for financial assets held by the Company is the closing trading price on the reporting date. Such instruments are included in Level 1.

Level 2	The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, we include that instrument in Level 2.

Level 3	If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

The carrying value of cash and cash equivalents, trade and other receivables, restricted cash, trade payables and accrued liabilities approximates the fair value due to the short-term nature of the instruments. The fair value of the Credit Facility and Fresnillo obligation is determined using discounted cash flows based on the expected amounts and timing of the cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

The fair value of the 2023 Revolving Facility at September 30, 2023 was estimated at $113.4 million using a discount rate of 7.9%. The fair value of the Fresnillo obligation at September 30, 2023 was estimated at $22.7 million (December 31, 2022 – $22.3 million) using a discount rate of 7.9% (December 31, 2022 – 7.5%).

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At September 30, 2023, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Level 1	Level 2	Level 3	Short term nature	Total fair value
Financial assets
Cash and cash equivalents	FVTPL	$132,757	$132,757	$—	$—	$—	$132,757
Accounts receivable	Amortized cost	316	18	—	—	298	316
Restricted cash	Amortized cost	1,008	1,008	—	—	—	1,008
		$134,081	$133,783	$—	$—	$298	$134,081

Financial liabilities
Trade and other payables	Amortized cost	$6,605	$—	$—	$—	$6,605	$6,605
Accrued liabilities	Amortized cost	12,805	141	—	—	12,664	12,805
Lease obligation	Amortized cost	3,124	—	3,124	—	—	3,124
Revolving Facility	Amortized cost	113,350	—	—	113,350	—	113,350
Fresnillo obligation	Amortized cost	22,800	—	—	22,693	—	22,693
		$158,684	$141	$3,124	$136,043	$19,269	$158,577

At December 31, 2022, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Level 1	Level 2	Level 3	Short term nature	Total fair value
Financial assets
Cash and cash equivalents	FVTPL	$96,278	$96,278	$—	$—	$—	$96,278
Accounts receivable	Amortized cost	317	21	—	—	296	317
Restricted cash	Amortized cost	3,432	3,432	—	—	—	3,432
		$100,027	$99,731	$—	$—	$296	$100,027

Financial liabilities
Trade and other payables	Amortized cost	$8,851	$—	$—	$—	$8,851	$8,851
Accrued liabilities	Amortized cost	7,967	352	—	—	7,615	7,967
Lease obligation	Amortized cost	3,173	—	3,173	—	—	3,173
Credit Facility	Amortized cost	122,995	—	—	124,450	—	124,450
Fresnillo obligation	Amortized cost	22,800	—	—	22,296	—	22,296
		$165,786	$352	$3,173	$146,746	$16,466	$166,737

We determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

25.	COMMITMENTS AND CONTINGENCIES

(a)	COMMITMENTS

The Company has issued purchase orders for construction, equipment purchases, materials and supplies, and other services at Camino Rojo. At September 30, 2023, these outstanding purchase orders and contracts totaled approximately $1.5 million (December 31, 2022 – $2.0 million), which we expect will be filled within the next 12 months.

The Company is committed to making severance payments totaling approximately $6.8 million (December 31, 2022 – $3.7 million) to certain officers and management in the event of a change in control. As the likelihood of these events occurring is not determinable, this amount is not reflected in these consolidated financial statements.

(b)	DISCRETIONARY MINERAL PROPERTY-RELATED COMMITMENTS

As is customary in mineral exploration, some of the mineral properties held by the Company as exploration and evaluation assets have annual minimum work commitments and lease payments required to maintain these properties in good standing pursuant to their underlying agreements.

(c)	CONTINGENCIES

We may, from time to time, be a party to legal proceedings, which arise in the ordinary course of our business. We are not aware of any pending or threatened litigation that, if resolved against us, would have a material effect on our consolidated financial position, results of operations or cash flows.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

26.	INCOME TAXES

Tax expense consists of (i) current income tax on taxable income, (ii) 7.5% special mining duty ("SMD") on income subject to SMD, and (iii) withholding taxes attributable to interest charged on intercompany loans to the Mexican operating company, as well as (iv) deferred income tax, and (v) deferred special mining duty.

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Current income tax expense	$8,471	$9,200	$24,067	$18,500
Mexican 7.5% Special Mining Duty expense	3,280	480	9,052	5,380
Withholding tax expense	422	1,252	1,276	2,113
Deferred income tax expense	1,184	—	(5,268)	—
Deferred Mexican 7.5% Special Mining Duty expense	(993)	—	(1,321)	—
Tax expense	$12,364	$10,932	$27,806	$25,993

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

27.	RECLASSIFICATION OF PRIOR PERIOD CASH FLOW FIGURES

Certain of the prior period’s figures have been reclassified to conform to the presentation in the current period. These reclassifications were (i) the inclusion of withholding taxes within tax expense, and (ii) the characterization of tax expense and taxes paid as part of cash flows before changes in non-cash working capital.

(a)	INCOME STATEMENT

	Three months ended	Nine months ended

	September 30, 2022
Other
Other gain (loss) - As previously presented	3,842	4,905
Foreign exchange gain (loss) - As previously presented	4	6
As currently presented – now grouped together	$3,846	$4,911

(b)	STATEMENT OF CASH FLOWS

	Three months ended	Nine months ended

	September 30, 2022
Cash provided by operating activities before changes in non-cash working capital
As previously presented	$15,547	$56,024
Income tax expense reclassified from non-cash working capital	10,932	25,993
Withholding taxes paid reclassified to income taxes	(1,252)	(2,113)
As currently presented	$25,227	$79,904

Changes in non-cash working capital
As previously presented	$7,499	$7,451
Income tax expense reclassified from non-cash working capital	(10,932)	(25,993)
Withholding taxes paid reclassified to income taxes	1,252	2,113
As currently presented	$(2,181)	$(16,429)

Cash provided by operating activities
As previously presented	$23,046	$63,475
Net effect of the above adjustments	—	—
As currently presented	$23,046	$63,475

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

28.	EVENTS AFTER THE REPORTING PERIOD

(a)	REVOLVING FACILITY PRINCIPAL PAYMENT

Subsequent to the reporting period, the Company repaid $25,000,000 of principal on the Credit Facility (note 14(a)).

(b)	EXPLORATION AND EVALUATION PROPERTIES - PANAMA

Subsequent to the reporting period, in November 2023, the National Assembly of Panama passed Bill 1110 that included a moratorium on the granting, renewing, or extending of concessions for the exploration, extraction, or exploitation of metal mining in Panama. The Company expects that various factors, including potential court challenges and the May 2024 Panamanian general election, may impact its future strategy in Panama. We are still assessing the financial statement impact, if any, of these developments.

(c)	EXERCISE OF STOCK OPTIONS AND WARRANTS

Subsequent to the reporting period, the Company issued common shares pursuant to the exercise of warrants (note 17(c)).